Mail Stop 6010   September 12, 2008

Michael E. Tarvin, Esq.
Executive Vice President, General Counsel and Secretary
Select Medical Holdings Corporation
4714 Gettysburg Road
P.O. Box 2034
Mechanicsburg, Pennsylvania 17055

> **Re: Select Medical Holdings Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 29, 2008**
> **File No. 333-152514**

Dear Mr. Tarvin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 13

1. We note your response to our prior comment 9. Your risk factor discussion is still overly technical and relies too much on acronyms and jargon. In particular, your discussion still heavily relies on the use of acronyms. We note, for example, the following acronyms:

    - HIH,
    - LTCH,
    - LTCH HIH,
    - LTCH-PPS,
    - LTCH-DRG,
    - IPPS,
    - SOS,

    - CMS,
    - RTI,
    - SCHIP,
    - IRF,
    - CAA,
    - RY 2009 LTCH-PPS, and
    - HIPAA

    Please eliminate the use of all acronyms. If there are some acronyms you cannot eliminate, consider using a shortened name for the description instead of an acronym. Please keep in mind that potential investors who do not work in your industry should be able to understand the disclosure.

2. We note your discussion on pages 63 and 65 regarding the aging of your accounts receivable in your specialty hospitals and outpatient segment and the fact that your bad debt expense has doubled in 2007 from 2006. Please consider the necessity of a risk factor discussing any material increased credit risk you face as a result of the aging of your accounts receivable.

The moratorium on the Medicare certification of new long term care hospitals and beds in existing long term care hospitals . . . ., page 15

3. We note your response to our prior comment 16 and your revised disclosure that you do not expect the moratorium to impact your expansion strategy. On page 49, however, you state that due to the moratorium, you have "stopped all LTCH development." Please revise your disclosure to reconcile these statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Recent Trends and Events, page 44

4. We note your response to our prior comment 39 and reissue that comment in part. Please disclose the total amount of indebtedness incurred to finance the cash portion of the purchase price for HealthSouth, including also whether the

indebtedness was incurred as a term loan or under the revolver portion of your senior secured credit facility.

Stock Based Compensation, page 53

5. Please disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective (paragraph 179b of the Practice Aid), or tell us where such disclosure is made. We may have comments on the valuation of common stock underlying the options issued on May 13, 2008 (or August 15, 2007) and August 20, 2008 and the estimated IPO price.

Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-8
2. Acquisitions, page F-16
For the Year Ended December 31, 2007, page F-17

6. Please tell us whether you attributed any value to the customer relationships in the acquisition of the outpatient rehabilitation division of HealthSouth Corporation. If you did not attribute any value to the customer relationships, please tell us how you accounted for the relationship that existed with the patients under the treatment programs existing at the time of the acquisition.

10. Stock Options and Restricted Stock Plans, page F-29

7. Please quantify your response to comment 66 to the extent practicable. In addition, explain why "lack of marketability" was not already reflected in the price that the controlling stockholders paid in the Merger Transaction, since the shares issued in the Merger Transaction also lacked marketability. Furthermore, confirm to us that all restricted shares subsequent to the merger were issued only to the minority holders, since your response suggests that minimum of 10% lack of control discount was applied to all issuances subsequent to the merger.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Stephen M. Leitzell, Esq.
        Dechert LLP
        Cira Centre
        2929 Arch Street
        Philadelphia, Pennsylvania 19104